Exhibit 99.3

Nordic American Offshore Ltd. (NYSE: NAO) – Private Placement and Senior Management and Board Appointments
Bermuda, December 12, 2018.
Nordic American Offshore Ltd. (NYSE: NAO) announced today that it has entered into a share purchase agreement with Scorpio Offshore Investments Inc., a closely held company owned and controlled by the Lolli-Ghetti family, including Emanuele Lauro ("Scorpio"), pursuant to which Scorpio has invested USD 5,000,000 in a private placement of the Company's common shares at a price of US$ 0.42 per share (the "Private Placement").  Clarksons Platou Securities AS acted as financial advisor to NAO in connection with the Private Placement.

Effective upon closing of the Private Placement, Mr. Emanuele Lauro was appointed Chairman and Chief Executive Officer of the Company.  In addition, Mr. Robert Bugbee has been appointed to the Company's board and to the office of President, Mr. Cameron Mackey has been appointed Chief Operating Officer and Mr. Filippo Lauro has been appointed Vice President.  Concurrent with the Private Placement Mr. Herbjørn Hansson resigned from the board of directors and Ms. Marianne Lie has also resigned from the office of Executive Vice-Chair and will remain a director.
Scorpio's equity investment in the Company and the changes in senior management and board appointments described above were unanimously supported by the Company's full board, by the Company's former Executive Chairman and certain of the Company's largest shareholders, including affiliates of Mr. Hansson's and Nordic American Tankers Ltd. (NYSE:NAT).
Commenting on the transaction, Mr. Emanuele Lauro stated:
I am honored to lead this Company through the next stage of its development.  Though near-term challenges of the offshore market exist, I believe NAO has all the necessary attributes to succeed in the longer-term: high caliber people, high caliber assets, and strong relationships with key stakeholders, first among them its lenders and its shareholders.  My focus in the coming weeks will be to ensure that this great enterprise can appropriately position itself for the improving fundamentals to come.
Mr. Herbjorn Hansson deserves credit for his vision and his passion for the Company.   I would like to thank Mr. Hansson for his close engagement and support during the last few days; it is a testament to his loyalty to the business.  He has built a commendable platform with a promising future, one I will be working hard with my colleagues to realize.

About the Company:
NAO is a Bermuda-based company listed on the New York Stock Exchange. It owns and operates a fleet of 10 modern harsh environment offshore supply vessels built with the latest technology available. From its operating offices in Norway and elsewhere, NAO is positioned to support a global business and take advantage of the expected upturn in oil service activity in the North Sea and globally.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:
Gary J. Wolfe
Seward & Kissel LLP, New York, USA
 Tel: +1 212 574 1223
Web-site: www.nao.bm